SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of February 2005

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.           Description

1                     Holding(s) in Company released on 16 February 2005
2                     Directorate Change released on 25 February 2005

Exhibit No. 1


                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC


2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     DEUTSCHE BANK AG


3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE BELOW


5)   Number of shares/amount of stock acquired.




6)   Percentage of issued Class



7)   Number of shares/amount of stock disposed



8)   Percentage of issued Class



9)   Class of security

     ORDINARY SHARES


10)  Date of transaction

     14 FEBRUARY 2005


11)  Date company informed

     16 FEBRUARY 2005


12)  Total holding following this notification

     18,807,983


13)  Total percentage holding of issued class following this notification

     3.01%


14)  Any additional information




15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     020 7535 8133


16) Name and signature of authorised company official responsible for making this notification


     Date of Notification      16 FEBRUARY 2005


LETTER TO:  RANK GROUP PLC
            14 February 2005

In accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 624,055,505 ordinary shares. Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 18,807,983 ordinary shares of Rank Group Plc, amounting to 3.01%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled, in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.


From:  Deutsche Bank

Exhibit No. 2

                                The Rank Group Plc

                            Appointment to the Board

The Rank Group Plc ("Rank") announces the appointment of Mr David Boden to the Board of Rank as an executive Director with effect from 1 March 2005.

Mr Boden, aged 48, joined Rank in 1977, following which he held a variety of positions in Rank's Gaming businesses before being appointed as Managing Director of Rank's Gaming Division in 1998.

Alun Cathcart, Chairman of Rank, said "My colleagues and I are delighted to welcome David Boden as a member of the Rank Board. David has headed up our core Gaming division for a number of years, during which the division has enjoyed double-digit growth. His operational experience of Gaming matters will strengthen the executive presence on the Rank Board".

Rank confirms that there is no information to be disclosed under the requirements of Listing Rule 16.4 (b) in relation to this appointment.

                                    - ends -


Enquiries:

The Rank Group Plc                                     020 7706 1111
Alun Cathcart, Chairman
Peter Reynolds, Director of Investor Relations

Press Enquiries:

Maitland Consultancy                                   020 7379 5151
Angus Maitland

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  28 February 2005

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary